FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by DryShips, Inc. on March 28, 2006

DryShips Inc. Reports the Acquisition of Vessel

ATHENS, Greece, March 28, 2006 - DryShips Inc. (Nasdaq: DRYS), announced today that is has given notice of its exercise of a purchase option for a second-hand drybulk carrier, which represents the Company’s first acquisition since announcing its new credit facility arranged by HSH Nordbank and Bank of Scotland.

The vessel, m.v. Hille Oldendorff, a 2005 built, 55,566 deadweight ton, or dwt, handymax drybulk carrier, will be purchased with a bareboat charter at $19,745 per day, net of commissions, until March 2007.  The Seller is an affiliated company of DryShips that acquired the vessel in late October 2005, at which time DryShips was granted an option to purchase the vessel.

HSH and Bank of Scotland, the providers of the Company’s new credit facility, have agreed to increase the size of the credit facility by up to $27.5m to partly finance the purchase of the Hille Oldendorff. Consequently, the overall credit facility has been increased to an amount of up to $700 million. Furthermore, the selling affiliate is providing a sellers’ credit for an amount of $3.25 million for a period of 9-12 months.

Mr. George Economou, DryShips' Chairman and Chief Executive Officer, commented: "The purchase of the Hille Oldendorf and the provision of a sellers’ credit is a clear demonstration of the support given to the Company by our affiliates and our new lenders."

About DryShips Inc.

DryShips Inc. owns and operates through its wholly owned subsidiaries a fleet of drybulk carriers that operate worldwide.  As of the date of this announcement, DryShips owns a fleet of 27 drybulk carriers consisting of 4 Capesize, 21 Panamax and 2 Handymax vessels, with a combined carrying capacity of approximately 2.3 million deadweight tones. DryShips, which maintains its executive offices in Greece, is the second largest Panamax operator in the world.

DryShips Inc.'s common stock is listed on the NASDAQ National Market where it trades under the symbol "DRYS".

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.' operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.  In addition, availability of financing could be affected by failure to complete definitive documentation, and the ability to acquire vessels could be affected by non-performance of a counterparty.  Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Visit our website at www.dryships.com

Information contained on our website does not constitute a part of this press release.

Company Contact:
Christopher J. Thomas
Chief Financial Officer
DryShips Inc.
Tel. 011-30-210-809-0570
E-mail: management@dryships.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips, Inc.

(Registrant)

Dated:  March 28, 2006                   By:        /s Christopher J. Thomas

                                             ----------------------------------

Christopher J. Thomas
Chief Financial Officer